UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __N/A__)*

Alpha Healthcare Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

February 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Parian Global Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

844,734 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

844,734 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,734 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.16%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Parian Global Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

648,844 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

648,844 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,844 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.27%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCZG LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

844,734 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

844,734 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,734 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.16%

12.	TYPE OF REPORTING PERSON

(SEE INSTRUCTIONS)

HC

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Zachary C. Miller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

844,734 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

844,734 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,734 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.16%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

Item 1.	(a).	Name of Issuer:

Alpha Healthcare Acquisition Corp.

	(b).	Address of issuer’s principal executive offices:

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Item 2.	(a).	Name of person filing:

Parian Global Management LP
Parian Global Master Fund LP
CCZG LLC
Zachary C. Miller

	(b).	Address or principal business office or, if none, residence:

c/o Parian Global Management LP
One Grand Central Place
60 E. 42nd St., Suite 850

New York, NY 10165

	(c).	Citizenship:

Parian Global Management LP - Delaware
Parian Global Master Fund LP – Cayman Islands
CCZG LLC – Delaware
Zachary C. Miller – United States

	(d).	Title of class of securities:

Class A Common Stock, par value $0.0001 per share

	(e).	CUSIP No.:

020751103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.
Shares reported herein are beneficially owned by Parian Global Management LP (“Parian”) in its capacity as investment manager to Parian Global Master Fund LP and one or more other private investment vehicles. CCZG LLC serves as general partner of Parian, and Mr. Miller is the managing member of CCZG LLC. Shares reported herein for CCZG LLC and Mr. Miller represent the above referenced shares reported with respect to Parian. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The percentages reported herein are calculated based upon the statement in the Issuer’s Report on Form 10-K for the period ended December 31, 2020, as filed with the Securities and Exchange Commission on February 16, 2021, that there were 10,355,000 shares of Class A Common Stock of the Issuer outstanding as of February 16, 2021.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Parian Global Management LP – 844,734
Parian Global Master Fund LP - 648,844
CCZG LLC – 844,734
Zachary C. Miller – 844,734

(b) Percent of class:

Parian Global Management LP – 8.16%
Parian Global Master Fund LP – 6.27%
CCZG LLC – 8.16%
Zachary C. Miller – 8.16%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Parian Global Management LP – 0
Parian Global Master Fund LP - 0
CCZG LLC – 0
Zachary C. Miller – 0

(ii)	Shared power to vote or to direct the vote

Parian Global Management LP – 844,734
Parian Global Master Fund LP - 648,844
CCZG LLC – 844,734
Zachary C. Miller – 844,734

(iii)	Sole power to dispose or to direct the disposition of

Parian Global Management LP – 0
Parian Global Master Fund LP - 0
CCZG LLC – 0
Zachary C. Miller – 0

(iv)	Shared power to dispose or to direct the disposition of

Parian Global Management LP – 844,734
Parian Global Master Fund LP - 648,844
CCZG LLC – 844,734
Zachary C. Miller – 844,734

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021
Parian Global Management LP
	By:	CCZG LLC, its General partner

	By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

Parian Global Master LP
	By:	Parian Global Management LP, its Investment Manager
	By:	CCZG LLC, the General Partner of the Investment Manager

	By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

CCZG LLC

	By:	/s/ Zachary C. Miller
Managing Member

Zachary C. Miller

	By:	/s/ Zachary C. Miller
Zachary C. Miller

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).